Exhibit 99.1

PRESS RELEASE

Corporate Contacts:	Investor Relations:
Adi Sfadia	June Filingeri
Chief Financial Officer	Comm-Partners LLC
RADVISION	+1 203-972-0186
+1 201-689-6340	junefil@optonline.net
cfo@radvision.com

RADVISION SELF TENDER OFFER MEETS CONDITIONS;
ADDITIONAL OFFER PERIOD TO EXPIRE SEPTEMBER 7, 2010

Tel Aviv, Israel, September 2, 2010 -- RADVISION Ltd. (Nasdaq & TASE: RVSN) announced today that all conditions have been satisfied for its previously-announced self tender offer to purchase 5.0% of its voting power (currently, 976,906 RADVISION shares) for $7.30 per share, net to the seller in cash, less any required withholding taxes and without interest.  According to a preliminary count by the depositaries for the offer, as of 10:00 a.m., Eastern time, or 5:00 p.m., Israel time, on September 2, 2010, there were approximately: (1) 4,026,196 RADVISION shares validly tendered and not properly withdrawn, and (2) 817,882 RADVISION shares represented by notices of objection to the offer.

Accordingly, as required by Israeli law and as contemplated in its offer to purchase, RADVISION is providing an additional period of five calendar days, until 10:00 a.m., Eastern time, or 5:00 p.m., Israel time, on Tuesday, September 7, 2010, during which shareholders who did not respond to the offer, have notified RADVISION of their objection to the offer, or tendered their RADVISION shares but withdrew their tender prior to September 2, 2010, may tender their RADVISION shares. Shareholders will have no withdrawal rights during the additional five-calendar day period. RADVISION will purchase, subject to proration, the RADVISION shares validly tendered in the offer and not properly withdrawn prior to 10:00 a.m., Eastern time, or 5:00 p.m., Israel time, on September 7, 2010, the final expiration date of the offer.

The complete terms and conditions of the tender offer, including important U.S. and Israeli income and withholding tax considerations relating to the tender offer, are contained in the Offer to Purchase, as amended, included as an exhibit to the Tender Offer Statement on Schedule TO, as amended, filed with the U.S. Securities and Exchange Commission (SEC) and with the Israeli Securities Authority (ISA).  American Stock Transfer & Trust Company is the U.S. Depositary for the offer and Clal Finance Batucha Investment Management Ltd is the Israeli Depositary for the offer.

IMPORTANT NOTICE:
IMPORTANT DISCLOSURE RELATING TO TAX CONSIDERATIONS APPLICABLE TO RADVISION’S SELF TENDER OFFER, INCLUDING A TAX OPINION THE COMPANY RECEIVED WITH RESPECT TO THE WITHHOLDING TAX RATES APPLICABLE TO THE OFFER, IS INCLUDED IN THE OFFER TO PURCHASE. SHAREHOLDERS ARE URGED TO REVIEW THIS DISCLOSURE CAREFULLY AND TO CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF TENDERING SHARES IN THE TENDER OFFER.

THIS IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY RADVISION SHARES. THE TENDER OFFER IS BEING MADE ONLY THROUGH THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS, WHICH ARE AVAILABLE AT NO CHARGE ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV AND ON THE ISA’S WEBSITE AT HTTP://WWW.MAGNA.ISA.GOV.IL, AND ARE ALSO AVAILABLE WITHOUT CHARGE TO ALL SHAREHOLDERS BY CONTACTING EITHER MACKENZIE PARTNERS, INC., THE INFORMATION AGENT IN THE UNITED STATES, OR MR. YONI HENNER OF GOLDFARB, LEVY, ERAN, MEIRI, TZAFRIR & CO., LEGAL COUNSEL IN ISRAEL, AT THE ADDRESSES OR TELEPHONE NUMBERS SET FORTH BELOW. SHAREHOLDERS ARE URGED TO READ THESE MATERIALS CAREFULLY BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER.

ABOUT RADVISION

RADVISION (Nasdaq and TASE: RVSN) is the industry’s leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless – for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit developer.radvision.com and blog.radvision.com. For more information about RADVISION, visit http://www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION’s filings with the Securities Exchange Commission, including its Annual Report on Form 20-F. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

CONTACT:

Information Agent in the United States
Mackenzie Partners, Inc.,
105 Madison Avenue
New York, New York 10016
call collect +1-212-929-5500
or
toll free +1-800-322-2885
Email: proxy@mackenziepartners.com
Legal Counsel in Israel Goldfarb, Levy, Eran, Meiri, Tzafrir & Co. 2 Weizmann Street Tel Aviv 64239, Israel Telephone: (972) 3-608-9999